Mail Stop 3561
      							November 7, 2005

Via U.S. Mail and Fax (417-883-2723)
Mr. Michael L. Maples
Chief Financial Officer
SLS International, Inc.
1650 W. Jackson Street
Ozark, Missouri 65721

	Re:	SLS International, Inc.
      Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed March 28, 2005

Forms 10-Q for Fiscal Quarters Ended March 31, 2005 and June 30,
2005
		File No. 1-31323

Dear Mr. Maples:

      We have reviewed your supplemental response letter dated
July
26, 2005 as well as your filings and have the following comments. As noted in our comment letter dated July 13, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-Q for Fiscal Quarter Ended June 30, 2005

Note 3 - Stock Transactions, page 7

1. In connection with your issuance of Series C Preferred Stock, we note the issuance of Class D warrants which allow the holder to purchase up to 400 shares of the company`s common stock. The Registration Rights Agreement, filed on January 6, 2005 as exhibit
10.4 to Form 8-K requires you to file a registration statement that is declared effective by the SEC and to keep the registration statement continuously effective for a preset time period, or else you are required to pay, in cash, a liquidated damages payment according to the terms included in Section 2(b) of the Registration
Rights Agreement. These damages require 1.0% to 2.0% cash payments based upon the elapsed time from the date of the Registration Rights
Agreement to compensate investors for the delay or reduction of their ability to sell the Registrable Securities.

Under paragraph 16 of EITF 00-19, if a settlement alternative includes a penalty that would be avoided by a company under other settlement alternatives; the uneconomic settlement alternative should be disregarded in the classification of the contract. It appears to us that the significant amount of liquidated damages that you may be obligated to pay should be considered a penalty, as that term is defined in paragraph 16 of EITF 00-19, requiring you to classify the warrants as a liability, initially measured at fair value, with subsequent changes in fair value reported in earnings as long as the warrants remain classified as liabilities. Please revise or advise in detail.

*    *    *    *


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Dave Walz, Staff Accountant, at (202) 551-3358 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.


								Sincerely,



								Larry Spirgel
								Assistant Director




??

??

??

??

Mr. Michael L. Maples
SLS International, Inc.
November 7, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE